Exhibit 99.4

“Hi there—this is Tom Lee, Chairman of the Board of Bitmine Immersion Technologies.

I’m calling regarding your investment in our stock. Our Annual Shareholders Meeting is scheduled for January 15th, and we do not have a vote recorded for your shares.

The Board is asking you to take a moment to vote today and recommends voting FOR all proposals being presented. Voting is quick and only takes a minute of your time.

Please press 1 now to cast your vote with a live agent. If I have reached your voicemail, you may call us at 1-855-206-1722.

Thank you for being a Bitmine shareholder, and I’ll speak to you soon.”